TRENCH ELECTRIC B.V. FORM 6-K

TRENCH ELECTRIC B.V. FORM 6-K EQUIVALENT

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.*

For the Quarter Ending June 29, 2002.

Trench Electric B.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Strawinskylaan 3105, 1077ZX, Amsterdam, The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

* This Form 6-K Equivalent is furnished pursuant to an indenture agreement.

TRENCH ELECTRIC B.V. FORM 6-K

TABLE OF CONTENTS

6K_Q2_02final.doc

PART I: FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited except for December 31, 2001 figures)

CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	June 29, 2002	Dec. 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 18,040	$ 11,729
Trade accounts receivable — net	64,709	65,184
Inventories, net *(note 4)*	41,091	35,944
Prepayments	766	433
Deferred income tax	431	431
Other current assets	6,262	5,170
Total current assets	131,299	118,891
Property, plant and equipment *(note 5)*	67,919	65,037
Goodwill *(note 6)*	123,032	115,382
Prepaid pension	1,054	1,006
Deferred financing costs — net of accumulated amortization	5,405	5,575
Deferred income tax	11,077	11,077
Other assets	76	69
Total assets	$ 339,862	$ 317,037
LIABILITIES		
Current liabilities		
Bank indebtedness	$ 8,291	$ 10,699
Trade accounts payable	34,080	33,138
Accrued liabilities	27,055	21,466
Advance billings	1,761	2,571
Due to parent	4,970	3,696
Income tax payable	5,350	4,527
Deferred income tax	136	136
Current portion of obligation under capital lease *(note 9)*	537	503
Current portion of long-term debt *(note 7)*	13,001	10,885
Total current liabilities	95,181	87,621
Long-term portion of obligation under capital lease *(note 9)*	374	577
Long-term debt *(note 7)*	167,704	170,692
Pension and post-retirement benefits	15,340	13,956
Deferred income tax	10,332	10,332
Other liabilities	3,615	3,509
Total liabilities	292,546	286,687
Contingencies and commitments		
Minority interest	7,679	6,933
SHAREHOLDER'S EQUITY		
Share capital		
Authorized (200,000 common shares of one Dutch Guilder each, Issued and outstanding 40,000 common shares of one Dutch Guilder each)	20	20
Additional paid in capital	75,694	75,694
Accumulated other comprehensive loss	(9,218)	(15,526)
Accumulated deficit	(26,859)	(36,771)
Total shareholder's equity	39,637	23,417
Total liabilities and shareholder's equity	$ 339,862	$ 317,037

UNAUDITED
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(in thousands of U.S. dollars)

	Three Months Ended	
	June 29 2002	June 30 2001
Sales	$ 65,903	$ 55,195
Cost of sales	44,228	39,287
Gross profit	21,675	15,908
Selling, general and administrative Expenses	12,898	12,089
Gain on disposal of product line	(350)	-
Operating income	9,127	3,819
Foreign exchange (gain)	(6,991)	(4,373)
Interest expense	4,774	5,172
Income before income taxes and minority interest	11,344	3,020
Provision for income taxes	1,598	658
Income for the period before minority interest	9,746	2,362
Minority interest	706	212
Net income for the period	$ 9,040	$ 2,150
Other information:		
EBITDA (1)	$ 10,780	$ 7,578
Goodwill amortization included in selling, general and administrative expenses (2)	$ -	$ 872

	Six Months Ended	
	June 29 2002	June 30 2001
Sales	$ 128,510	$ 108,242
Cost of sales	88,012	76,889
Gross profit	40,498	31,353
Selling, general and administrative Expenses	23,460	23,020
Gain on disposal of product line	(350)	-
Operating income	17,388	8,333
Foreign exchange (gain) loss	(6,625)	2,912
Interest expense	9,769	10,246
Income (loss) before income taxes and minority interest	14,244	(4,825)
Provision for income taxes	3,179	1,260
Income (loss) for the period before minority interest	11,065	(6,085)
Minority interest	1,153	344
Net income (loss) for the period	$ 9,912	$ (6,429)
Other information:		
EBITDA (1)	$ 20,771	$ 15,245
Goodwill amortization included in selling, general and administrative expenses (2)	$ -	$ 1,771

(1) EBITDA is presented because management believes that it is a widely accepted financial indicator of our ability to service and incur debt. EBITDA represents operating income before depreciation and amortization and items considered to be unusual by management, such as restructuring charges. These unusual charges for the three months ended June 29, 2002 and June 30, 2001 amount to NIL and $1.8 million, respectively. EBITDA is not a measure of performance calculated in accordance with Generally Accepted Accounting Principles (GAAP) in the United States and should not be considered as an alternative to consolidated net income (loss) as an indicator of our performance or as an alternative to cash flows as a measure of liquidity. Our definition of EBITDA may not be comparable to other similarly titled measures used by other companies.

(2) Starting in 2002, under SFAS 142, "Goodwill and Other Intangible Assets," we are no longer required nor permitted to record goodwill amortization. Goodwill now has an indefinite useful life and will not be amortized, but rather will be tested at least annually for impairment. The other information provided on goodwill amortization is intended to enable the user to understand the effect of this accounting change on net income from 2001 to 2002. Please refer to the accompanying notes 2 and 10 for more information.

UNAUDITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended	
	June 29 2002	June 30 2001
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net income (loss) for the period	$ 9,912	$(6,429)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	1,153	344
Depreciation of property, plant and equipment	3,383	3,349
Amortization of goodwill	-	1,771
Amortization of deferred financing costs and non-cash interest	650	749
Gain on disposal of product line	(350)	-
Unrealized exchange loss (gain) on long-term debt	(7,788)	2,783
Changes in non-cash working capital and other non-cash items	3,677	(3,861)
	10,637	(1,294)
INVESTING ACTIVITIES		
Acquisition	-	(1,130)
Proceeds on disposal of property, plant and equipment	886	-
Purchase of property, plant and equipment	(1,298)	(3,508)
	(412)	(4,638)
FINANCING ACTIVITIES		
Net proceeds/(payments) from/to revolving credit facility	(3,000)	4,678
Payments on long-term debt	(1,473)	(1,972)
Payments on capital leases	(251)	-
	(4,724)	2,706
Effect of exchange rate changes on Cash	810	(914)
Increase (decrease) in cash during the Period	6,311	(4,140)
Cash and cash equivalents, beginning of Period	11,729	20,519
Cash and cash equivalents, end of Period	$18,040	$16,379

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 29, 2002

(expressed in thousands of U.S. dollars unless stated otherwise)

1. FORMATION AND BASIS OF PRESENTATION

Trench Electric B.V. ("the Company"), is incorporated in the Netherlands and is a multinational manufacturing and engineering group with major operations in the Americas (Brazil and Canada), Europe (Austria, England, France, Germany and Switzerland) and Asia (Shanghai, China and Fushun, China). Trench Electric B.V. and subsidiary companies (collectively "the Group") manufacture electrical transmission and distribution equipment that transforms, regulates, conditions and measures electricity for utilities and industrial customers.

We have a 52 or 53-week fiscal year and each quarter ends on the Saturday nearest to the last day of the quarter. All general references to years relate to fiscal years unless otherwise noted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying unaudited financial statements reflect all adjustments (consisting of normal, recurring items) necessary for the fair presentation of results for these interim periods. These results are based upon generally accepted accounting principles consistently applied with those used in the preparation of our 2001 Annual Report on Form 20-F and updated for recent accounting pronouncements.

Principles of consolidation

The consolidated financial statements include the accounts of Trench Electric B.V. and all subsidiaries. All significant inter-company items have been eliminated in consolidation. Entities which are not controlled but over which we have the ability to exercise significant influence are accounted for using the equity method. All businesses acquired have been fully consolidated using the purchase method from the date the responsibility for the subsidiary was transferred to us.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

Translation gains and losses result from the effect of exchange rate changes on transactions denominated in currencies other than the subsidiaries' local currencies. Gains and losses on those transactions are included in the income statement for the period in which exchange rates change.

For subsidiaries with functional currencies other than the U.S. dollar, all assets and liabilities have been translated into U.S. dollars at the exchange rates prevailing at the balance sheet date, equity at historical rates and all income and expenses have been translated at the average exchange rates prevailing during the period. The resulting translation adjustments have been recorded as a component of other comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents include bank deposits and term deposits at varying rates of interest and with maturities of less than ninety days at acquisition.

Inventories

Inventories include materials, labor and an allocation of overhead. Inventories are stated at the lower of cost, determined on a first-in, first-out basis, and either replacement costs for raw materials or net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets on a straight-line basis, using the following annual rates:

Buildings	2.5% — 10%
Machinery and equipment	6.5% — 33.3%

Goodwill

Goodwill arising from business acquisitions before July 1, 2001 had been amortized over a range of ten to forty years on a straight-line basis. The estimated useful life of such goodwill varied depending on the nature of each acquisition.

As a result of the FASB approved statement SFAS No. 142 "Goodwill and Other Intangible Assets" as discussed under the heading Accounting Developments, amortization of goodwill has ceased in the first quarter of 2002. Please refer to "accounting developments" below and note 10 for more information.

Deferred financing costs

Deferred financing costs are amortized over the expected life of the related debt on a straight-line basis and forms part of total interest expense.

Impairment of long lived assets

We regularly evaluate whether events or circumstances have occurred that indicate that the carrying amount of long-lived assets may not be recoverable. When factors indicate possible impairment, we recognize an impairment loss if the sum of the expected future undiscounted, without interest charges, cash flow is less than the carrying amount of the asset. The amount of the impairment loss would be the difference between the fair value of the respective asset and its carrying amount. Please refer to the section on Accounting developments for details on the new accounting standard on impairment of long lived assets.

Research and development

Research and development expenses are charged to the statement of income as they are incurred.

Concentration of credit risk

Financial instruments that potentially subject us to credit risk are trade accounts receivable and foreign exchange contracts. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising our customer base and the breakdown of the customer base among geographical areas. We are exposed to credit risk with respect to foreign exchange contracts in the event of non-performance by the counter parties to these financial instruments, which are major financial institutions. Management believes the likelihood of incurring material losses related to this credit risk is remote.

Other comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles in the United States of America are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholder's equity. Our other comprehensive income is comprised of foreign currency translation adjustments and minimum pension liabilities adjustments.

Financial instruments

Our financial instruments recorded on the consolidated balance sheet include cash, accounts receivable, accounts payable, accrued liabilities and debt obligations. The book values of cash, accounts receivable and payable, advance billings, accrued liabilities, due to parent and bank indebtedness are considered to be representative of fair values because of the short-term to maturity of these instruments. The fair values of the long-term debt are based on rates available to us for debt with similar terms and maturities.

We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group, effective as of January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133 requires that an entity recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of their effectiveness in order to qualify for hedge accounting.

Certain contracts that meet the definition of a derivative under SFAS 133 may qualify as a normal purchase or a normal sale. A normal purchase or a normal sale is excluded from the scope of SFAS 133. Specific criteria must be met and documented in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or normal sale. We have evaluated our commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or normal sale.

We have not designated any of our derivatives as qualifying hedge instruments under SFAS 133. Gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income and cashflows in accordance with the earnings treatment of the hedged transaction. We evaluated our contracts for "embedded" derivatives, and considered whether any embedded derivatives would have to be separated, from the host contracts in accordance with SFAS 133 requirements.

Accounting developments

In June 2001, the FASB approved SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS No. 142 applies to all acquired intangible assets whether acquired alone, as part of a group, or in a business combination. SFAS No. 142 supersedes APB Opinion No. 17, “Intangible Assets” and requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually, or more frequently if impairment indicators arise. This statement is effective for fiscal years beginning after December 15, 2001. As a consequence, amortization of goodwill has ceased in the first quarter of 2002. We have set out the impact of SFAS 142 in note 10.

In July 2001, FAS 143, “Accounting for Asset Retirement Obligations,” was issued. This requires recording the fair value of a liability for an asset retirement obligation in the period incurred. The amount recorded as a liability is capitalized by increasing the carrying amount of the related long-lived asset, which is then depreciated over its useful life. If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application permitted. We are presently evaluating the impact of this standard on our financial position and results of operations.

In August 2001, FAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets," was issued. FAS 144 establishes a single accounting model, based on the framework established in FAS 121, for the disposal by sale of long-lived assets. The standard is effective for fiscal years beginning after December 15, 2001. We adopted FAS 144 effective January 1, 2002 and it did not have a material effect on our financial position, results of operations or liquidity.

In April 2002, FAS 145, "Rescission of FAS 4, 44 and 64, Amendment to FAS 13, and Technical Corrections," was issued. This standard updates, clarifies and simplifies existing accounting pronouncements. It rescinds FAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related taxes. Upon adoption, the criteria in APB 30 will be used to classify such gains and losses. Gains or losses on extinguishments of debt that were classified as extraordinary in prior periods presented that do not meet APB 30 criteria for classification as extraordinary must be reclassified into earnings from operations. FAS 145 also rescinds FAS 64, which amended FAS 4 and FAS 44, which established accounting requirements for the transition of the Motor Carrier Act of 1980. FAS 145 amends FAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. We must adopt this standard by fiscal 2003. We believe that this standard will not have a material impact on our financial position and results of operations.

In July 2002, FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that an entity's commitment to a plan, by itself, does not create a present obligation to others. We must adopt this standard for exit or disposal activities that are initiated after December 31, 2002. We are currently evaluating the effect that this standard will have on our financial position and results of operations.

3. ACQUISITIONS

On November 26, 2001 we completed the acquisition of the 50.4% voting equity interests consisting of 16,997 common shares in the "Fushun Reyrolle Bushing Company Limited" joint venture from VA Tech. On April 21, 2001, Trench UK signed agreements with VA Tech and Fushun Electric Porcelain Works ("Fushun Electric"), pursuant to which Trench UK would acquire VA Tech's 50.4% equity interest in Fushun Reyrolle Bushing Company Limited, a joint venture company organized under the laws of the People's Republic of China and owned jointly by VA Tech and Fushun Electric, for a purchase price of approximately £1 million ($1,454). The excess of the purchase price over the fair value of identifiable fixed assets was $69 and represents goodwill.

In April 2000, we acquired the assets and related technology of a manufacturer of bushings, "The Bushing Company," a division of VATech in the UK for consideration of $11,483. The excess of the purchase price over the fair value of identifiable net assets was $6,816. As of January 1, 2002, we ceased to take goodwill amortization as per SFAS 142.

In August 2000, we increased our shareholding in the existing Chinese joint venture, MWB Shanghai Co. Ltd. ("Trench China (Shanghai)"), from 40% to 65%. Trench China (Shanghai) produces instrument transformers. This purchase was recorded as a component of a step acquisition. Accordingly, the excess of the purchase price over 25% of the fair value of the identifiable net assets is $226 and represents goodwill. As of January 1, 2002, we ceased to take goodwill amortization as per SFAS 142. The net cash consideration for this transaction was $2,424.

The businesses acquired during 2000 and 2001 have been fully consolidated using the purchase method from the dates that the responsibilities for operations were transferred to us.

4. INVENTORIES

Inventories by major category were as follows:

	June 29, 2002	Dec. 31, 2001
Raw materials	$ 25,227	$ 22,932
Work-in-process	13,242	11,326
Finished goods	4,887	3,874
	43,356	38,132
Less: provision	2,265	2,188
	$ 41,091	$ 35,944

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment by major classification were as follows:

	June 29, 2002	Dec. 31, 2001
Land	$ 20,740	$ 18,771
Buildings	31,551	28,822
Machinery and equipment	43,587	39,427
	95,878	87,020
Less: accumulated depreciation	27,959	21,983
	$ 67,919	$ 65,037

6. GOODWILL

Goodwill, net of accumulated amortization, was as follows:

	June 29, 2002	Dec. 31, 2001
Goodwill	$ 138,105	$ 129,510
Less: accumulated amortization	15,073	14,128
	$ 123,032	$ 115,382

7. LONG-TERM DEBT

Long-term debt consisted of the following:

	June 29, 2002	Dec. 31, 2001	Currency Denomination
10 ¼% Senior subordinated notes	$ 150,915	$ 150,915	U.S. dollars
CIBC World Markets PLC			
Term Facility	20,176	21,121	U.S. dollars/Euros
Other			
ICBC Bank Shanghai Branch	7,207	7,207	Chinese renminbis
Bank of China	1,502	1,502	Chinese renminbis
Agence Rhin Meuse	784	711	Euros
SEC Finance Company	121	121	Chinese renminbis
Total long-term debt	180,705	181,577	
Less: current portion of long-term debt	13,001	10,885	
Non-current portion of long-term debt	$ 167,704	$ 170,692	

In 1997 we issued 10¼ percent Senior Notes due 2007 (the "Notes") in the aggregate amount of $160,000, which are listed on the Luxembourg Stock Exchange. In 2000, $9,085 of the Notes were repurchased on the open market.

In 2000, we entered into a Facilities Agreement dated April 18, 2000 ("Facilities Agreement") with our senior lenders, arranged by CIBC World Markets PLC, providing for Term Loan Facilities and Revolving Credit Facilities.

8. FINANCIAL INSTRUMENTS

The carrying amounts and fair values of our significant on-balance sheet financial instruments were as follows at June 29, 2002 and December 31, 2001:

	2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	$ 18,040	$ 18,040	$ 11,729	$ 11,729
Trade receivables and other current assets	72,539	72,539	70,354	70,354
Bank indebtedness	8,291	8,291	10,699	10,699
Accounts payable, accrued liabilities, advance Billings, income tax payable and due to Parent	74,018	74,018	65,871	65,871
Long-term debt (including current portion)	180,705	150,522	181,577	134,793
Foreign currency forward contracts	142	142	41	41

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. We monitor the fair value of derivative instruments on a periodic basis. Foreign currency and commodity forwards are valued using forward rates observed from quoted prices in the relevant markets when possible. We assume that parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

9. Capital leases

We are committed under various capital leases for plant and equipment. The future minimum annual payments under capital leases are approximately as follows:

2002	$ 305
2003	571
2004	110
2005	16
2006	—
2007	—
	1,002
Imputed interest	(91)
	$ 911

10. Change in accounting principle

In July 2001, the FASB issued FAS 142, "Goodwill and Other Intangible Assets." According to this statement, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair-value-based test. The statement requires a test for impairment to be performed annually, or immediately if conditions indicate that such an impairment could exist.

We adopted the statement effective January 1, 2002. As a result of adopting FAS 142 we will no longer record goodwill amortization of approximately $3.5 million per year on unamortized goodwill at December 31, 2001 of $115.4 million. We have completed the transitional goodwill impairment tests as required under FAS 142 and no impairment was identified.

The following table provides the comparable effects of the adoption of FAS 142 for the half ended June 29, 2002 and June 30, 2001.

(in thousands, except per share data)	2002	2001
Reported net income (loss), before change in accounting principle	$ 8,134	$ (6,429)
Add back: goodwill amortization	1,778	1,771
Adjusted net income (loss)	$ 9,912	$ (4,658)
Basic and diluted earnings (loss) per share:		
Reported income (loss) per common share before minority interest, before change in accounting principle	$ 276.62	$ (152.12)
Add back: goodwill amortization	44.45	44.27
Adjusted income (loss) per share before minority interest	$ 321.07	$ (107.85)
Net income (loss) per common share, before change in accounting principle	$ 203.35	$ (160.72)
Add back: goodwill amortization	44.45	44.27
Adjusted net income (loss) per common share	$ 247.80	$ (116.45)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion generally relates to the historical combined results of operations and financial condition of our group of companies and should be read in conjunction with the unaudited financial information included elsewhere in this document.

General

We are a world leader in the design, manufacture and sale of engineered products for high voltage applications in electric utility and high energy industrial systems. We operate a global business, with sales that are widely diversified by geographic region and by product line. Our principal customers are electric utilities and contractors that provide power systems and equipment for use in utility and industrial systems. We also sell to original equipment manufacturers of electrical equipment.

A significant portion of our sales to developed markets such as North America and the European Community consists of the sale of replacement equipment. Our sales to the rest of the world consist primarily of the sale of equipment related to new construction. Although historically sales have been relatively stable, individual markets, or customers can vary significantly from period to period, particularly in less developed markets given the project nature of power transmission construction. In addition, the mature markets of North America and Western Europe are experiencing increased demand for high accuracy measurement transformers as a part of the process of utility deregulation. Recent developments in the independent power producers market as well as the California deregulation issues have led to a slow down in investment in generation and the global trend towards privatization.

Our business is also significantly impacted by prevailing legal, regulatory and economic conditions in the electric power industry, which has been characterized by dramatic change in recent years, including deregulation, privatization and restructuring. These changes have increased competition among our principal end-user customers, particularly in developed markets, and the attendant uncertainties regarding the outcome of these trends initially resulted in temporarily reduced growth of expenditures on electricity generation, transmission and distribution infrastructure.

2002 Compared to 2001

Results of Operations

Second Quarter of 2002 Compared with Second Quarter of 2001

	Second Quarter (in millions of U.S. dollars)		
	2002	2001	Change
Sales	$ 65.9	$ 55.2	19.4%

Sales for the second quarter of 2002 were $65.9 million, an increase of 19.4% from 2001. Excluding the effect of currency fluctuations, sales in the second quarter of 2002 increased 17.7% from the second quarter of 2001 due to a $6.8 million increase in transmission sales and a $3.0 million increase in coil sales. We experienced increases in external sales in all regions. In the second quarter of 2002, Fushun (China) contributed $2.1 million to sales (2001 - $NIL). We began consolidating Fushun in December 2001 after control was established.

	Second Quarter (in millions of U.S. dollars)		
	2002	2001	Change
Gross Profit	$ 21.7	$ 15.9	36.3%

Percentage of net sales	32.9%	28.8%

Gross Profit for the second quarter of 2002 was $21.7 million, an increase of $5.8 million from the second quarter of 2001. Excluding the effect of currency fluctuations, gross profit increased by $4.6 million or 28.6% from the same period in 2001, mainly due to higher overall sales. Gross profit as a percentage of sales in the second quarter of 2002 was 32.9% compared with 28.8% in the second quarter of 2001, partially due to higher volume and margins for coil and transmission sales. There were increases in gross profit of $2.2 million in the Americas and $1.8 million in Asia, excluding the impact of 2001 acquisitions. In the second quarter of 2002, Fushun (China) contributed $0.8 million to gross profit (2001 - $NIL).

	Second Quarter (in millions of U.S. dollars)		
	2002	**2001**	**Change**
Selling, general and administrative expenses	$ 12.9	$ 12.1	3.8%
Percentage of net sales	19.6%	21.9%	

Selling, general and administrative expenses in the second quarter of 2002 were $ 12.9 million, an increase of $0.8 million from the second quarter of 2001. Please note that due to changes in U.S. accounting standards starting in 2002, we no longer record amortization of goodwill. In 2001, the goodwill amortization was $0.9 million in the second quarter. Excluding the effect of currency fluctuations and the change in accounting policy regarding goodwill amortization; selling, general and administrative expenses in the second quarter of 2002 increased by $0.5 million, which was partially due to higher sales commissions and higher administrative overheads. Also, in 2001 there were $1.2 million in TSF reorganization costs (none in 2002). Selling, general and administrative expenses as a percentage of sales for the second quarter of 2002 at 19.6% was better than the percentage achieved in the second quarter of 2001 at 21.9%, with 1.6% due to the difference in the treatment of goodwill amortization, year over year. In the second quarter of 2002, Fushun (China) contributed $0.3 million to selling, general and administrative expenses (2001 - $NIL).

Gain on sale of product line. In the second quarter of 2002, Trench Limited in Canada sold the AVC product line to a third party, which generated a gain of $0.35 million. Please refer to Part II, item 5 for more information.

	Second Quarter (in millions of U.S. dollars)		
	2002	**2001**	**Change**
Operating Income	$ 9.1	$ 3.8	139.0%
Percentage of net sales	13.8%	6.9%	

Operating Income. Operating income in the second quarter of 2002 was $9.1 million, an increase of $5.3 million from the second quarter of 2001. Excluding the effect of currency fluctuations and the change in accounting policy regarding goodwill amortization, the second quarter of 2002 operating income increased by $4.4 million or 93,3%. Year over year increases were achieved in all regions. Also, in the second quarter of 2002, Fushun (China) contributed $0.5 million to operating income (2001 - $NIL). Please refer to the gross profit and the selling, general and administrative expenses sections above for more details.

2002 Compared to 2001

Results of Operations

First Half of 2002 Compared with First Half of 2001

	First Half (in millions of U.S. dollars) 2002	2001	Change
Sales	$ 128.5	$ 108.2	18.7%

Sales for the first half of 2002 were $128.5 million, an increase of 18.7% from 2001. Excluding the effect of currency fluctuations, sales in the first half of 2002 increased 20.1% from the first half of 2001 due to a $15.9 million increase in transmission sales and a $5.8 million increase in coil sales. An increase in external sales was achieved in all regions, the Americas with $7.1 million, Europe with $3.1 and Asia (excluding 2001 acquisitions) with $6.4 million. In the first half of 2002, Fushun (China) contributed $3.7 million to sales (2001 - $NIL). We began consolidating Fushun in December 2001 after control was established.

	First Half (in millions of U.S. dollars) 2002	2001	Change
Gross Profit	$ 40.5	$ 31.4	29.2%
Percentage of net sales	31.5%	29.0%	

Gross Profit for the first half of 2002 was $40.5 million, an increase of $9.1 million from the first half of 2001. Excluding the effect of currency fluctuations, gross profit increased by $8.7 million or 27.7% from the same period in 2001, this was mainly due to higher overall sales. Gross profit as a percentage of sales in the first half of 2002 was 31.5% compared with 29.0% in the first half of 2001. There were volume and price related increases in gross profit of $3.9 million in the Americas, $1.8 million in Europe and $2.2 million in Asia (excluding 2001 acquisitions). In the first half of 2002, Fushun (China) contributed $1.2 million to gross profit (2001 - $NIL).

	First Half (in millions of U.S. dollars) 2002	2001	Change
Selling, general and administrative expenses (excluding TSF integration charges in 2001)	$ 23.5	$ 21.2	10.5%
Percentage of net sales	18.3%	19.6%	
Selling, general and administrative expenses (including TSF integration charges in 2001)	$ 23.5	$ 23.0	1.9%
Percentage of net sales	18.3%	21.3%	
Selling, general and administrative expenses (including TSF integration charges and excluding goodwill amortization)	$ 23.5	$ 21.2	10.4%
Percentage of net sales	18.3%	19.6%	

Selling, general and administrative expenses (excluding TSF integration charges) in the first half of 2002 were $23.5 million, an increase of $2.3 million from the first half of 2001. Selling, general and administrative expenses (including TSF integration charges) in the first half of 2002 were $23.5 million, an increase of $0.5 million from the first half of 2001. Please note that due to changes in U.S. accounting standards starting in 2002, we no longer record amortization of goodwill. In 2001, the goodwill amortization was $1.8 million in the first half. Excluding the effect of currency fluctuations and the change in accounting policy regarding goodwill amortization; selling, general and administrative expenses in the first half of 2002 increased by $1.5 million, which was partially due to higher sales commissions and higher administrative overheads. Selling, general and administrative expenses as a percentage of sales for the first half of 2002 at 18.3% was better than the percentage achieved in the first half of 2001 at 21.3%, with 1.6% due to the difference in the treatment of goodwill amortization, year over year. In the first half of 2002, Fushun (China) contributed $0.5 million to selling, general and administrative expenses (2001 - $NIL).

Gain on sale of product line. In the first half of 2002, Trench Limited in Canada sold the AVC product line, which generated a gain of $0.35 million. Please refer to Part II, item 5 for more information.

	First Half (in millions of U.S. dollars)		
	2002	2001	Change
Operating Income	$ 17.4	$ 8.3	108.7%
Percentage of net sales	13.5%	7.7%	

Operating Income. Operating income in the first half of 2002 was $17.4 million, an increase of $9.1 million from the first half of 2001. Excluding the effect of currency fluctuations and the change in accounting policy regarding goodwill amortization, the first half of 2002 operating income increased by $7.6 million or 75.2%. There are a number of reasons for the increase in operating income. Year over year increases were achieved in all regions. In addition, the operating income in the first half of 2002 does not include any integration/reorganization charges for TSF (2001 - $1.8 million). Operating income in Asia's (excluding 2001 acquisitions) improved by $2.2 million as a result of a change in the base product mix and the introduction of new product lines. Also, in the first half of 2002, Fushun (China) contributed $0.7 million to operating income (2001 - $NIL). Please refer to the gross profit and the selling, general and administrative expenses sections above for more details.

Financial Condition and Liquidity

As at June 29, 2002, our consolidated total debt and accumulated cash were $189.0 million and $18.0 million, respectively. Whereas at December 31, 2001, our consolidated total debt and accumulated cash were $192.3 million and $11.7 million, respectively. At June 29, 2002, $25.7 million, excluding letters of credit and bank guarantees, was available to us for borrowing under a Revolving Credit Facility governed by the Facilities Agreement dated April 18, 2000 ("Facilities Agreement") with our senior lenders, arranged by CIBC World Markets Plc, providing for Term Loan Facilities and Revolving Credit Facilities. Of the $25.7 million available, $6.8 million is a restricted revolving credit facility, and we would require the consent of our senior lenders to access this portion (December 2001 - $7.2 million). If letters of credit and bank guarantees are taken into account, the net available revolving credit facility, without including the restricted element, was $5.6 million compared to $2.0 million in December 2001.

We have complied with the various financial covenants in our Facilities Agreement. We have taken account of amendment and waiver letters received from our senior lenders and we currently anticipate remaining in compliance with these covenants. The amendment permits us to take into EBITDA the entire gain on the sale of certain technologies in connection with our Chinese operation, over the six quarters ending March 2002 (for covenant calculation purposes only). Our senior lenders consented to this amendment on the basis that substantially all of the gain has already been realized in cash. Under U.S. GAAP the gain will be recognized over a 10-year period.

In addition our senior lenders have agreed that both the cash costs and the profit and loss write-offs associated with the reorganization in Switzerland can be excluded from all covenant calculations as originally defined. Items associated with the reorganization in Switzerland were subject to separate additional covenant tests.

The amendment also creates additional flexibility under the capital expenditures covenant in connection with the proposed capital expenditures in China. The original capital expenditure covenant was set prior to Trench China (Shanghai) being consolidated into our results.

The senior lenders have also agreed that the usage of fixed foreign exchange rates as applied in calculating the financial covenants may be used to calculate the interest coverage and leverage ratios for the year 2001. This does not include the cash flow to debt service covenant, which remains unchanged. This mechanism anticipated and allowed for an extension that would need to be agreed to by the senior lenders. We have requested an extension for 2002, although it is anticipated that we will be in compliance irrespective of which basis is used.

Notwithstanding the foregoing, there can be no guarantee we will remain in compliance with our financial covenants. Failure to remain in compliance, or to obtain additional waivers, would have a material adverse effect on our liquidity.

Our primary sources of liquidity are cash flows from operations and borrowings under the Revolving Credit Facility of the Facilities Agreement. Management are forecasting positive cash flows from operations in 2002, although there can be no assurances that our cash flows in 2002 will be positive or sufficient to meet our requirements. Management believe that cash generated from operations, together with borrowings under the revolving credit facility, will be sufficient to meet our working capital, capital expenditure and debt servicing needs for the foreseeable future.

Note: This document contains "forward-looking statements" within the meaning of the Federal Securities Laws. All statements contained in this document, other than historical information, should be viewed as "Forward-Looking Statements." In addition, WE or OUR representatives may from time to time make oral or written statements, which should also be considered "Forward-Looking Statements." These statements represent management's current expectations and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. Management acknowledges that "Forward-Looking Statements" are not guarantees and that actual results could differ materially from those expressed or implied. A variety of factors could cause business conditions and our actual results to differ materially from those expected by US or expressed in OUR Forward Looking Statements. These factors include without limitation, changes in market price or market demand; changes in raw material costs or availability; loss of business from customers; unanticipated expenses; changes in financial markets; foreign currency changes; potential equipment malfunctions; and the other factors discussed in OUR FORM 20F FOR THE YEAR ENDED DECEMBER 31, 2001.

While WE periodically reassess material trends and uncertainties affecting OUR results of operations and financial condition in connection with the preparation of management's discussion and analysis of results of operations and financial condition and certain other sections contained in OUR quarterly, annual or other reports filed with the Securities and Exchange Commission, WE do not intend to review or revise any particular Forward Looking Statement in light of future events.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

As a result of our global operating and financial activities, our Group is exposed to changes in interest rates and foreign currency exchange rates that may adversely affect our results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, we have managed exposure to changes in interest rates and foreign currency exchange rates through our regular operating and financing activities.

Interest Rate Risk

Our exposure to changes in interest rates results from our borrowing activities used to meet our liquidity requirements. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements.

The majority of the long-term borrowings are in fixed-rate instruments that are not exposed to changes in interest rates. Other long-term and short-term borrowings have floating interest rates (e.g. LIBOR plus 2.0% to 2.5%). There is inherent rollover risk for short-term borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. Assuming an interest rate increase of 1% on the outstanding Term Loan Facility and Revolving Credit Facility, as at June 29, 2002, the additional annualized interest costs would be approximately $0.28 million (2001 - $0.32 million).

Foreign Currency Exchange Rates

We conduct our business internationally, and our principal manufacturing and sales operations are located in Austria, Brazil, Canada, China, England, France, Germany, Malaysia, Switzerland and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained affect our results of operations and financial position as reported in our financial statements.

Our long term debt is denominated in U.S. dollars, Euros, and Chinese renminbis, while the subsidiary operations account for their businesses in local currencies; namely, Brazilian reals, Canadian dollars, Chinese renminbis, Euros, Swiss Francs, British pounds and U.S. dollars. Only as payments are made against long term debt over the next several years will an actual loss or gain crystallize. We also utilize U.S. denominated borrowings as well as foreign currency denominated borrowings to fund our working capital and investment needs.

We enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers. These contracts are designed to hedge firm commitments to pay European, Asian, Australian and North American currencies within a one-year period. The maturities of these contracts coincide with the receipts of the foreign funds.

As at June 29, 2002, the net foreign currency gains as reported in the financial statements were $6.6 million, mainly due to the strengthening of the Euro and Canadian dollar versus the U.S. dollar. We would be subject to a foreign currency exchange loss of approximately $7.5 million on the senior subordinated notes, assuming a 5% foreign currency exchange devaluation from the June 29, 2002 spot rates of the issuers, vis-á-vis the U.S. dollar.

PART II: OTHER INFORMATION

Item 1. Legal Proceedings

Neither Trench Electric nor any of our subsidiaries is currently a party to any pending legal proceedings other than such proceedings that have arisen in the ordinary course of business. Our management believes that such proceedings if resolved adversely to us would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position or results of operations of our Group.

Item 2. Changes in Securities and Changes in Security for Registered Securities

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of Matters to a Vote of Senior Holders

None

Item 5. Other Information

Trench Limited has completed the sale of its Adaptive VAR Compensator Product line to S&C Electric Company on June 12, 2002. The proceeds of the sale were $0.85 million and the net gain is expected to be $0.35 million, after providing for potential related costs.

Trench Electric S.A. and Trench Inc., two wholly owned subsidiaries of the Company, issued senior subordinated notes to the value of $160 million which are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by our Group and each of our material members, other than Trench France S.A., Finatrench (France) S.A., Trench China (Shanghai) and Fushun. We have assessed our ongoing obligation to add material subsidiaries (where permitted by local law) as guarantors of the notes as reported in our 20-F for the year ended 2001. Based on this assessment, we completed the registration of Trench UK as a guarantor with the bond trustee in May 2002. We cannot, however, add Trench China in Shanghai or The Fushun Reyrolle Bushing Company as guarantors because Chinese regulations currently prevent these joint ventures from guaranteeing the notes. Furthermore, we have determined, after careful review, that Trench Brasil is not a material subsidiary. Accordingly, we will not be registering Trench China, Fushun or Trench Brasil as guarantors at this time. We will, however, continue to review the status of regulations in China and the materiality of Trench Brasil to our overall operations and will, when possible or required, add those subsidiaries as guarantors.

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits:

Item No.		Location of Document in Sequential Numbering System
3.1	Articles of Association of Trench Electric B.V.	(1)
4.1	Indenture dated as of December 16, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH, and The Chase Manhattan Bank, as trustee.	(1)
4.2	Form of 10 ¼% Senior Subordinated Note.	(1)
4.3	Registration Rights Agreement dated as of December 11, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH and Credit Suisse First Boston Corporation.	(1)
4.4	Purchase Agreement dated as of December 11, 1997 among the Issuers, the Guarantors, and Credit Suisse First Boston Corporation.	(1)
4.5	Asset Purchase Agreement dated July 1, 1999 by and between Haefely Test AG, a Swiss Corporation and Trench Switzerland AG, a Swiss Corporation.	(2)
4.6	Facilities Agreement in relation to a US$25,000,000 Term Facility and a US$25,000,000 Revolving Credit Facility between Trench Electric Holding BV as parent along with Original Borrowers and Guarantors and Charging Companies and CIBC World Markets Plc.	(2)
4.7	Asset Sale and Purchase Agreement dated April 18, 2000 by and between VA Tech Reyrolle Limited, VA Tech Properties (UK) Limited, VA Tech Elin Service B.V., Trench (UK) Limited and Trench Limited.	(2)
4.8	CVT Base Box Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Limited, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)
4.9	Bushing Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Switzerland AG, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)
5.0	Restated Articles of Association for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000.	(2)
5.1	Restated Equity Joint Venture Contract for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000 among Shanghai Instrument Transformer Works, Trench Germany GmbH, Trench Switzerland AG, and Trench Limited.	(2)
5.2	Agreement to Amend the Joint Venture Contract, Articles of Association and Related Agreement of Fushun Reyrolle Bushing Company Limited dated 21 April 2001.	(2)

(b) Reports on Form 8-K:

Not applicable.

(1) Incorporated by reference to the Company's Form F-4 Registration Statement No. 333-8334

(2) Incorporated by reference to the Company's prior Form 20F and Form 6K Reports.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this: 23 August, 2002

Trench Electric B.V.
Registrant

By:______________________________

Michael John Bissell
Group Finance Director

6K_Q2_02final.doc